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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                                KFORCE.COM, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                FLORIDA                                 59-3264661
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)



          120 WEST HYDE PARK PLACE, SUITE 150, TAMPA, FLORIDA     33606
          ---------------------------------------------------  ----------
            (Address of principal executive office)            (zip code)


If this Form relates to the registration      If this Form relates to the
of a class of securities pursuant to          registration of a class of
Section 12(b) of the Exchange Act and is      securities pursuant to Section
effective pursuant to General                 12(g) of the Exchange Act and is
Instruction A.(c), check the following        effective pursuant to General
box. [ ]                                      Instruction A.(d), check the
                                              following box. [X]



Securities Act registration statement file number to which this form relates (if applicable): NOT APPLICABLE

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

         Title of Each Class                       Title of Each Class
         to be so Registered                       to be so Registered
         -------------------                       -------------------

         -------------------                       -------------------

         -------------------                       -------------------


Securities to be registered pursuant to Section 12(g) of the Exchange Act:


                          COMMON SHARE PURCHASE RIGHTS
                          ----------------------------
                                (Title of Class)


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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Effective October 28, 1998, the Board of Directors of Romac International, Inc. (n/k/a kforce.com, Inc.) (the "Company") declared a dividend distribution of one right ("Right") for each outstanding share of common stock, par value $.01 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on October 28, 1998. When exercisable, each Right will entitle the registered holder to purchase from the Company one share of Common Stock at a price of $125 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and State Street Bank and Trust Company, as Rights Agent, dated as of October 28, 1998, as amended on October 24, 2000 (the "Rights Agreement").

         The Rights are attached to all Common Stock certificates representing shares then outstanding, and no separate certificates for the Rights ("Rights Certificates") have been distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in the beneficial ownership by a person or group of 15% or more of such outstanding shares of Common Stock.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 28, 1998 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 28, 2008, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         If any person (other than an Exempt Person, as defined in the Rights Agreement and except for certain inadvertent accumulations of 15% or more of the then outstanding shares of common stock due to the acquisition of common stock by the Company) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock determined by the Board of Directors to be fair to and otherwise in the best interests of the Company and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, the number of shares of Common Stock (or, in certain circumstances, cash, property, or other securities of the Company or a reduction in the purchase price) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void. The Rights, are not, however, exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company, as set forth below. David L. Dunkel, CEO of the Company, is classified as an Exempt Person in the Rights Agreement.

         For example, at an exercise price of $125, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $250 worth of Common Stock (or other consideration, as noted above) for $125. Assuming that the Common Stock had a per share market value of $50 at such time, the holder of each valid Right would be entitled to purchase 5 shares of Common Stock for $125.



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         If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock determined by the Board of Directors to be fair to and otherwise in the best interests of the Company and its shareholders), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. If the Rights cannot be exercised for common stock of the acquiring company as set forth above, Right holders will be entitled to put the Rights to the acquiring company for cash equal to the exercise price of the Rights. The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price. No fractional share of Common Stock will be issued and, in lieu of such issuance, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash, or shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         At any time after any Person becomes an Acquiring Person and before the acquisition by such Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

         Until a Right is exercised, the holder of the Right, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; however, no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         Each share of common stock of the Company that was outstanding at the close of business on October 28, 1998, received one Right. Since October 28, 1998, one additional Right (as such number was adjusted pursuant to the provisions of the Rights Agreement) was deemed delivered for each share of Common Stock issued or transferred by the Company. Additionally, so long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be




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deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company will issue Rights when it issues Common Stock, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner that causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its shareholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the redemption price.

         The form of the Rights Agreement between the Company and State Street Bank and Trust Company, as Rights Agent, dated as of October 28, 1998 as well as the Amendment to Rights Agreement dated as of October 24, 2000 are included as Exhibits to this Registration Statement on Form 8-A. The above description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated by reference into this Registration Statement.


ITEM 2.     EXHIBITS

Exhibit 1 Rights Agreement, dated as of October 28, 1998, between the Company and State Street Bank and Trust Company as Rights Agent, which includes the form of the Rights Certificate as Exhibit A, and the Summary of Rights to Purchase Common Stock as Exhibit B (Incorporated by reference to the Company's Current Report on Form 8-K filed on October 29, 1998).

Exhibit 2 Amendment to Rights Agreement dated as of October 24, 2000 (Incorporated by reference to the Company's Current Report on Form 8-K filed on November 3, 2000).


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereto duly authorized.


Date: November 3, 2000                    KFORCE.COM, INC.
                                          (Registrant)



                                          By: /s/ David L. Dunkel
                                          -------------------------------------
                                                  David L. Dunkel
                                                  Chief Executive Officer


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